UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

August  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-21 August 12, 2004

DESCRIPTION:

Queenstake Reports Second Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

 (Registrant)

Date  August 20,  2004

By         “Jack Engele”  (signed)

    (Signature)

     Jack Engele, Vice President Finance

      Queenstake Resources Ltd.

News Release 2004-21

August 12, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE RESOURCES REPORTS SECOND QUARTER RESULTS

Denver, Colorado – August 12, 2004 – Queenstake Resources Ltd. (TSX:QRL) reports its operating and financial results for the second quarter of 2004.  Production levels improved substantially over those recorded in the first quarter, but were somewhat below expectations.

Summary

Gold production was 61,247 ounces while gold sales totaled 63,983 ounces, leading to revenues of $24.7 million at an average gold price of $395 per ounce.  All production is sold at spot price.  Production was derived from 323,782 tons of ore at an average grade of 0.208 ounces per ton and a recovery of 91%.  Cash operating costs were $337 per ounce.  Operations generated cash of $3.4 million in the second quarter, however the Company reported a net loss of $5.6 million ($0.02 per share) and $12.2 million ($0.03 per share) for the three and six-month periods ended June 30, 2004, respectively.  The principal components of these losses are: loss from operations of $4.1 million and interest expense of $1.3 million during the three-months ended June 30, 2004; and a loss from operations of $8.7 million and interest expense of $3.9 million during the six-months ended June 30, 2004.

On August 10, 2004, the Company completed a special warrant financing, as previously announced, which provided approximately $12.2 million of proceeds net of commissions.  The Company will use approximately $10.3 million of this to settle all material obligations connected with the acquisition of the Jerritt Canyon Mine and to pay out the balance of the Jerritt Canyon acquisition debt.

Queenstake President Chris Davie commented: “It is now just over a year since we completed the acquisition of Jerritt Canyon and an appropriate moment to reflect on our successes, our shortcomings and our expectations in the light of all that we have learned in the past year.  We have found that it takes time to reverse the effects of under capitalization and lack of development at Jerritt Canyon, but the price we paid for the property reflects the neglect to which it had been subject and we remain confident in the value created for all shareholders in the acquisition.  Our successes include the elimination of acquisition debt in just over a year, leading to our ability to discharge all acquisition payment obligations more than two years earlier than originally expected.  We substantially increased reserves at the end of last year and our exploration continues to demonstrate additional mineralization close to existing mines that we believe will result in new resources and reserves at the end of this year.  In the Southern part of the district we have recognized a major mineralized system and achieved early success in demonstrating high grade mineralization at depth.  The value of any discovery is greatly enhanced by the presence of an operating mill and all infrastructure required to place any newly discovered mineralization into production.  We firmly believe that the minor setbacks experienced in production in the first half of this year in no way diminish the value of what we acquired and what we have achieved.  Our planned development for increased production rates and commensurately reduced unit operating costs is well in hand and we expect to see the benefits of this in early 2005.”

Operating Results

Mining through the second quarter averaged approximately 3,100 tons per day; ore processing averaged approximately 3,520 tons per day at an average grade of 0.208 opt.  Ore processing included an average of 420 tons per day of lower grade materials stockpiled by the former owners.  Although processing lower grade stockpile ore has the effect of reducing the average grade processed, treatment of the stockpile is commercially viable and has positive effects on the metallurgical performance of the processing plant.

Gold production during the three-month period ended June 30, 2004 increased 26% over the previous quarter.  Although the upward trend in gold production is positive and is expected to continue, production for the period was approximately 11% below expectations.  Weather conditions in April continued to affect production adversely, while some difficulties were experienced in mining dilution and in maintaining mine development sequencing.  Recently achieved production levels are expected to be maintained or increased, leading to increased production levels in both the third and fourth quarters.  Production for the year is expected to total 270,000 to 280,000 ounces.

Jerritt Canyon Operations Data

	Three months ended[1]	Six months ended
	June 30, 2004	June 30, 2004
Gold ounces produced	61,247	109,879
Gold ounces sold	63,983	109,718
Average sales price per ounce	$ 395	$ 400
Cash operating costs per ounce	$ 337	$ 360
Ore tons mined	284,737	527,235
Tons processed	323,782	615,614
Grade processed (opt)[2]	0.208	0.209
Process recovery	91.0%	85.6%
[1]The Company acquired the Jerritt Canyon Mine on June 30, 2003, consequently comparisons to 2003 production are not meaningful. [2]”opt” denotes ounces of gold per ton

Financial Results

The Company reported a net loss of $5.6 million ($0.02 per share) and $12.2 million ($0.03 per share) for the three and six-month periods ended June 30, 2004, respectively.  The principal components of this loss are illustrated in the attached Consolidated Statements of Loss.

Second quarter revenues of $24.7 million were generated from the sale of 63,983 ounces of gold.  The average gold price realized was $395 per ounce.  Revenue is net of a $0.6 million premium cost of gold put options which expired during the quarter.

Although total operating costs, which included annual mill maintenance costs in May, were substantially as expected during both the second quarter and through the six month period ended June 30, 2004, higher than expected cash operating costs per ounce reflect the lower than expected gold production.  Cash operating costs are expected to average $240 to $250 per ounce for the remaining six months of the year and less than $300 per ounce for the full year.

Depreciation, depletion and amortization, are substantially all associated with the Jerritt Canyon Mine.  These costs were as expected.

Exploration expense for the three and six-month periods ended June 30, 2004 was incurred for target generation and follow-up within the Jerritt Canyon District.  General and administrative costs are associated with the Company’s executive offices; the increase in costs incurred during the three months ended June 30, 2004 compared to the same period in 2003 results from the evolution of the Company into a mid-tier gold producer.

Interest expense for the three and six-month periods ended June 30, 2004, results principally from the term loan used to complete the acquisition of the Jerritt Canyon Mine, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition.  The term loan bears interest at an interest rate determined by the stated U.S. prime rate plus 7% resulting in a current effective interest rate of approximately 11.25%.  Interest expense during the three and six-month periods includes a $1.2 million and $3.5 million, respectively, non-cash component comprised principally of amortization of costs incurred in arranging the term loan.

Liquidity and Capital Resources

For the three-months ended June 30, 2004, operating activities provided cash of $3.4 million; during the six-months ended June 30, 2004, operating activities provided cash of $2.5 million.  The Company’s cash flow from operating activities is influenced principally by gold production and gold prices realized.  Gold production through the remaining six months of the year is expected to be higher than the production levels achieved during the first six-months of 2004, consequently the Company believes that cash from operating activities will also increase.  Operating activities used cash of $0.9 million during the three months ended March 31, 2004; this cash usage was primarily the result of relatively lower gold production.

The Company invested $3.8 and $7.0 million in the Jerritt Canyon Mine during the three and six-month periods ended June 30 2004, respectively, principally in underground mine development and reserve expansion programs.  The Company anticipates investing approximately an additional $10.0 million through the remaining six months of 2004 on similar programs and for new mining equipment.  The Company anticipates funding these programs with cash generated from operating activities.

Development and Exploration

At the Jerritt Canyon Mine, development of two new reserve areas and their associated resources is on schedule for an increase in total mined tonnage during the first part of 2005.  The new Steer Mine portal was collared in April 2004 and development advances currently total some 1,200 feet from the portal.  Definition and exploration drilling has begun.  At Mahala, the access drift from the Smith Mine has now advanced more than half way to the reserve and it is expected that drilling of the Mahala resource and reserve can commence by early September.  Results of drilling in these two areas will be included in a new reserve estimate at the end of this year.

The Company’s 2004 exploration program budgeted at $8 million, is progressing well with ten surface drill rigs in operation as well as six underground drills.  The Starvation Canyon area, which earlier this year yielded encouraging drill intersections, is a primary focus of exploration activity, but numerous other areas are being drill tested as well.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

All amounts are in US dollars, unless otherwise indicated.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Appendix

CONSOLIDATED STATEMENTS OF LOSS
Unaudited	Three months ended[1]	Six months ended[1]
(In millions of U.S. Dollars)	June 30, 2004	June 30, 2004
Gold sales	$ 24.7	$ 42.7
Costs and expenses
Operating costs	21.9	39.8
Depreciation, depletion and amortization	4.9	8.5
Exploration	1.3	1.8
General and administrative	0.7	1.3
	28.8	51.4
Loss from operations	(4.1)	(8.7)
Other income, net of other expense	-	(0.7)
Stock-based compensation	0.1	0.1
Interest expense	1.3	4.0
Foreign exchange (gain) loss	0.1	0.1
Net loss	$ (5.6)	$ (12.2)
Net loss per share – basic and diluted	($0.02)	($0.03)
[1]The Company acquired the Jerritt Canyon Mine on June 30, 2003, consequently comparisons to 2003 statements of loss are not meaningful.